

November 18, 2013

Via E-mail
Chung Yan Winnie Lam
President
WINHA International Group Limited
5 Xingzhong Avenue, Suite 918
Shiqi District, Zhongshan

> **Re: WINHA International Group Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 8, 2013**
> **File No. 333-191063**

Dear Ms. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

Governmental control of currency conversion may affect the value of your investment, page 14

1. We note your response to comment 17 in our letter dated October 4, 2013 that "revenues generated in the PRC can be used without regulatory approval to pay dividends to shareholders outside of the PRC as long as [you] comply with certain procedural requirements." Please expand your disclosure, if material, to describe the procedural requirements stated in your response.

Selling Shareholders, page 22

2. We note your response to comment 26 in our letter dated October 4, 2013, including that Alta's chief executive officer is an affiliate of a broker-dealer. For each selling shareholder that is a broker-dealer or an affiliate of a broker-dealer, please disclose that

information. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

3. We note your response to comment 26 in our letter dated October 4, 2013. In your response, you focused on the services provided, and to be provided, by Albeck Financial Services, Inc. and Alta Capital Partners, Inc. as consideration for the securities they are seeking to sell, however you did not directly analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested. Please provide us with this analysis. In doing so, please be sure to give due consideration to the following points:

- there is currently no liquid trading market for your securities;

- the chief executive officer of Alta is a registered representative of a broker-dealer;

- Alta and Albeck received the shares that they are offering on September 9, 2013, less than three months ago;

- Alta and Albeck together are offering 999,790 of the 1,139,290 shares covered by the registered transaction;

- at least some of the services provided by Alta and Albeck appear to be similar to services that underwriters might provide.

Description of Business, page 26

Our Business Model, page 29

4. Please describe how you will earn revenue from your online and mobile stores. In this regard, we note that you have revised this section to eliminate your previous statement that "[you] have set [y]our gross profit margin for all [y]our products sold online at 15%, of which 10% belongs to WINHA."

Financial Statements, page 48

5. Please update the financial statements and financial information included in the filing to include the interim period ended September 30, 2013. Refer to Rule 8-08 of Regulation S-X. Please also update the unaudited pro forma condensed combined financial data to comply with Rule 8-05 of Regulation S-X.

Signatures, page 77

6. We note that the last paragraph on page 77 is dated September 9, 2013. However, the date in which Ms. Lam signed the registration statement appears to be November 8, 2013. Please ensure consistency in future filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director